Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form F-4 of Navios South American Logistics Inc. of our report dated March 29, 2011, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effect of the change in reportable segments discussed in Note 23 and the reclassification discussed in Note 2 as to which the date is August 5, 2011 and the guarantor information described in Note 24 as to which the date is November 10, 2011, relating to the financial statements of Navios South American Logistics Inc., which appears in such Registration Statement. We also consent to the references to us under the headings “Experts” and “Selected Consolidated Historical Financial Data” in such Registration Statement.

Buenos Aires, Argentina

January 30, 2012

Price Waterhouse & Co. S.R.L.
By:	/s/ Ariel Vidan
Ariel Vidan